For period ending 12-31-95
File Number 811 - 3246


77(C) Matters submitted to a vote of security holders.



a.    Special meeting of shareholders - November 1, 1995



b.    Matter voted on and number of affirmative/negative votes:



      Approval of the liquidation of the assets and dissolution of the Fund pursuant to the provisions of the Plan of Liquidation and Dissolution as approved by the Fund's Board of Directors on September 12, 1995.

        Votes:            For           Against          Abstain
                        297,667          23,221           43,544